Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT
51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

September 25, 2014

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on September 25, 2014 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines announces that the Board of Directors has promoted Nicole Veilleux to Vice-President, Finance following the resignation of Pierre Rougeau, CFO.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

October 9, 2014

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES APPOINTMENT OF NICOLE VEILLEUX TO
VICE-PRESIDENT, FINANCE FOLLOWING RESIGNATION OF CFO

MONTREAL, Quebec, Canada, September 25, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is pleased to announce that the Board of Directors has promoted Nicole Veilleux to Vice-President, Finance, a role which she previously held for the Corporation. The Corporation concurrently announces that Pierre Rougeau, Chief Financial Officer, has resigned from the Corporation to pursue other opportunities. The Corporation would like to thank Mr. Rougeau for his contribution over the past two years, and wishes him the best in his ture endeavors.

Nicole Veilleux has been with Richmont for over 16 years, in positions of increasing responsibility. She is a Chartered Professional Accountant with over 25 years of experience in finance, including as an Auditor for KPMG LLP, and as a Financial Analyst for Norbord Industries Inc. and for le Fonds régional de solidarité de l’Abitibi-Témiscamingue. Ms. Veilleux joined Richmont initially as Controller, was promoted to Financial Director in March 2006, and fulfilled the role of CFO from this date to November 30, 2012.

Elaine Ellingham, Interim President and CEO said: “Nicole Veilleux has been a key part of Richmont’s management team for over 16 years and we thank her for, once again, taking on the responsibilities of a Senior Executive of Richmont. She has developed a financial team with a depth of experience and integrity that is reflected throughout the Corporation and its operations.”

About Richmont Mines Inc.
Richmont Mines has produced over 1.4 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

For more information, please contact:

Jennifer Aitken, Investor Relations	Elaine Ellingham, Interim President & CEO
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101	Phone: 514 397-1410 ext. 105
E-mail: jaitken@richmont-mines.com	E-mail: eellingham@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont- ines.com
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